Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

KE Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share

(Title of Class of Securities)

482497104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497104	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 313,596,495
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 313,596,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 313,596,495
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.8%
12	Type of Reporting Person CO

CUSIP No. 482497104	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons SoftBank Vision Fund II-2, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 313,596,495
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 313,596,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 313,596,495
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.8%
12	Type of Reporting Person PN

CUSIP No. 482497104	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons SVF II Shell Subco (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 313,596,495
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 313,596,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 313,596,495
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.8%
12	Type of Reporting Person CO

CUSIP No. 482497104	Schedule 13G	Page 4 of 8

ITEM 1. (a)	Name of Issuer:

KE Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SoftBank Vision Fund II-2, L.P. (“SVF II-2”)

SVF II Shell Subco (Singapore) Pte. Ltd. (“Shell Subco”)

(b)	Address or Principal Business Office:

The address for SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SVF II-2 is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH. The address for Shell Subco is 138 Market Street, #27-01A, CapitaGreen, Singapore.

(c)	Citizenship of each Reporting Person is:

SBIA UK is organized under the laws of England and Wales. SVF II-2 is organized under the laws of Jersey. Shell Subco is organized under the laws of Singapore.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00002 per share (“Ordinary Shares”).

(e)	CUSIP Number:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 482497104 has been assigned to the American Depositary Shares of the Issuer. Each American Depositary Share represents 3 Ordinary Shares.

ITEM 3.

Not applicable.

CUSIP No. 482497104	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2020, based upon 2,666,966,855 Ordinary Shares outstanding as of December 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	313,596,495	11.8%	0	313,596,495	0	313,596,495
SoftBank Vision Fund II-2, L.P.	313,596,495	11.8%	0	313,596,495	0	313,596,495
SVF II Shell Subco (Singapore) Pte. Ltd.	313,596,495	11.8%	0	313,596,495	0	313,596,495

Shell Subco is the record holder of the Ordinary Shares reported herein.

Shell Subco is a wholly owned subsidiary of SVF II-2. SBIA UK has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SVF II-2 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF II-2, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF II-2’s investments.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 482497104	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 482497104	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 26, 2021

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SoftBank Vision Fund II-2, L.P.
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SVF II Shell Subco (Singapore) Pte. Ltd.
By: SB Investment Advisers (UK) Limited, Its Manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

CUSIP No. 482497104	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.